Exhibit 99.1

Nisun International Cooperates with Wanbang International, Contributes to Rural Revitalization
Strategy and Builds Agricultural Product Supply Chain System

SHANGHAI, September 28, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced a strategic collaboration with Henan Wanbang International Agricultural Product Logistics Park (“Wanbang International”). Under this agreement, the two parties will cooperate on businesses related to the agricultural field.

As a competitive solutions service provider in the supply chain industry, Nisun actively responds to China’s recent regulatory measures promulgated by the Ministries of Finance and Commerce to further strengthen the construction of the agricultural product supply chain system, firmly grasping the market’s consumption trend to continuously enhance its product structure. In the past, the Company furthered its partnership with Wanbang International to enjoy complementary advantages. Under this new cooperation, the two parties will engage in close communication and exchanges based on supply of raw materials, one-stop food supply chain, production and processing facilities, and other factors, with an overarching goal to create a “full-chain, online, standard, traceable, new-model, and highly efficient” logistics system.

“As China calls for ‘supply-side reform’, domestic agricultural wholesale markets have accelerated their digital transformation by applying informatization and digitization to the supply chain. Using the platform’s advantages and aggregated information on agricultural wholesale markets, digital transformation allows markets to greatly increase returns and realize the notion to ‘buy from the whole country, and sell to the whole country,’” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun. “Following this development trend, Nisun will maintain our working principle to ‘strengthen nodes, build chains, and optimize networks.’ Through this cooperation with Wanbang International, we will establish an exchange mechanism for efficient interaction to better utilize our respective advantages and deploy high-quality projects. We strive to promote the digital transformation of agricultural products and jointly develop a three-pronged product supply chain paradigm that focuses on ‘production, circulation, and retail,’ increasing the value of agricultural products within the supply chain.”

In recent years, through informatization and the Internet of Things, Nisun has introduced a digital distribution network for agricultural product and explored a winning new cooperative model that connects corporations with family farms, encouraging integration of operations and developing intelligent farmer’s markets and agricultural systems. Simultaneously, the Company continues to innovate and develop in the “traditional agriculture + Internet” industry. At present, Nisun has reached detailed cooperation agreements with several large, state-owned central enterprises and government units and more than 20 state-owned and commercial banks. Through these efforts, Nisun seeks to accelerate the construction of a modern agricultural product supply chain system and support the rural revitalization strategy.

Established in 2011 in Zhengzhou City, Henan Province, Wanbang International Agricultural Product Logistics Park is a fresh produce wholesale market and joint-stock company that focuses on the distribution logistics of agricultural products, which includes trading, warehousing, quality inspection, and scientific research, as well as other functions. Wanbang International covers a total planned area of 5,300 acres under construction with its first phase covering 1,600 acres. With a focus on agricultural products, Wanbang International serves as a center for logistics trading, market regulation, quality inspection, safety testing, and technological research and development. Wanbang International plays a central role in the relationships between farmers and businesses, as well as production and sales, supporting the construction of a more efficient agricultural product supply chain system.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com